March 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Attn:           John Reynolds, Assistant Director

Re:          International Absorbents Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 2, 2010
File No. 001-31642

Dear Mr. Reynolds:

Summit Law Group, PLLC is United States counsel to International Absorbents Inc. (the “Company” or “IAX”).  On behalf of the Company, we submit the following response (this “Letter”) to the comments in your letter dated March 19, 2010 (the “Comment Letter”), addressed to Gordon L. Ellis, President, Chief Executive Officer and Chairman of the Company, relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Preliminary Proxy Statement relates to the solicitation of proxies from IAX shareholders to vote in favor of a proposal to adopt a special resolution authorizing and approving the arrangement under Section 288 of the Business Corporations Act (British Columbia), pursuant to the arrangement agreement dated as of December 14, 2009, among the Company, IAX Acquisition Corporation (“Acquiror”) and IAX Canada Acquisition Company Inc. (“BuyCo”) (the “Arrangement Agreement”), whereby BuyCo will acquire all of the issued and outstanding common shares of the Company, and following such acquisition, the Company will become a wholly owned subsidiary of Acquiror (such transactions, the “Arrangement”).

The staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) has asked the Company to explain why it believes that Rule 13e-3 does not apply to the Arrangement.  Rule 13e-3 applies to “going private” transactions involving the purchase of a security by the issuer or by “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of such issuer.” Although Rule 13e-3 does not specify what constitutes “control,” Rule 12b-2 of the Exchange Act, which applies generally to rules under the Exchange Act, defines “control” as “the possession, direct or indirect, or power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.”

The Company believes that the Arrangement does not constitute a “Rule 13e-3 transaction” because no control relationship exists between the Company or its officers or directors, on the one hand, and Kinderhook Industries LLC (“Kinderhook”), Acquiror, BuyCo, or any of their respective affiliates (collectively, the “Kinderhook Entities”), on the other hand.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

The Company respectfully submits that no such control relationship exists for the following reasons.  First, the proposed Arrangement between Kinderhook and the Company is an arm’s-length transaction between unaffiliated parties.  It was unanimously approved by an independent committee (i.e.,a committee that did not include any of the Company’s existing officers) of the Company’s board of directors (such committee, the “Special Committee”) after conducting an active solicitation of acquisition proposals, including a competing bid from certain of the Company’s officers (one of which is also a director of the Company).  Second, the officers and directors of the Company will not be rolling over any of their existing equity interests in the Company and instead will receive the same form and amount of consideration for each of their IAX common shares as any other shareholder of the Company.  Third, the existing employment agreements of the officers of the Company will be amended (or, in the case of Gordon Ellis, the current President, Chairman and Chief Executive Officer of the Company, replaced by a consulting agreement) upon the completion of the Arrangement in a manner that is less favorable to such officers.  Fourth, although certain of the Company’s existing officers (one of which is also a director of the Company) will receive non-voting equity interests in an affiliate of Acquiror upon the completion of the proposed Arrangement, such equity interests are subject to vesting and only provide economic rights to the holders thereof and not control rights.  Fifth, notwithstanding the fact that Gordon Ellis is expected to serve as a director on the board of directors of an affiliate of the Acquiror upon the completion of the proposed Arrangement, such board will consist of at least five members.  Gordon Ellis will not be able to control or direct the decision-making of such affiliate, and he may be removed from such board at any time for any reason.  Sixth, the existing employment agreements of the officers of the Company will be amended to explicitly limit the ability of such officers to make certain business decisions relating to the operation of the Company’s business without the approval of the board of directors.

Based on the foregoing, the Company believes that the proposed Arrangement does not create the potential for abuse or overreaching typically associated with the types of transactions that the SEC intended to fall within the ambit of Rule 13e-3.

Set forth below is the Company's response to each of the comments set forth in the Comment Letter.  For your convenience, please note that we have repeated your comments from the Comment Letter.

I.      ROLLOVER OF MANAGEMENT EQUITY INTERESTS

SEC Comment

Please provide us additional details about the equity rollover to be effected by your affiliates, including the terms of the rollover, a detailed description of the negotiation of the rollover and an explanation for how the rollover participants’ interest will increase from 11.2% to 13%.  In this respect, it is unclear to us how management will receive the same consideration as the other shareholders (as you state in your response letter) when management appears to be rolling over its entire interest in your shares.

Company Response

The Company’s officers and directors will not roll over any equity interests pursuant to the Arrangement; rather, they will receive cash consideration in exchange for their existing equity interests in the Company that will be the same (in form and amount per share) as the consideration offered to all other holders of equity interests in the Company.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

Currently, the Company’s officers and directors own one or more of the following types of equity interests in IAX: (i) common shares issued by IAX; (ii) stock options to purchase IAX common shares; and/or (iii) restricted stock units issued by IAX.  Upon completion of the Arrangement, (i) each IAX shareholder, including the Company’s officers and directors, shall receive $4.75 per IAX common share held by such shareholder at the time of the consummation of the Arrangement, without interest, less any applicable withholding taxes; (ii) each stock option to purchase IAX common shares outstanding immediately prior to the effective time of the Arrangement, to the extent not exercised before such time, will be automatically cancelled and the holder thereof, including the Company’s officers and directors, shall receive the positive difference, if any, between $4.75 per common share and the applicable exercise price of such cancelled stock option (without interest and less applicable withholding taxes); and (iii) each restricted stock unit outstanding immediately prior to the effective time of the Arrangement, to the extent not converted into IAX common shares before such time, will be automatically cancelled and the holder thereof shall receive $4.75 per restricted stock unit (without interest and less applicable withholding taxes).

Consequently, the Company’s officers and directors will receive the same consideration as the other holders of IAX common shares and the other holders of stock options to purchase IAX common shares.  Restricted stock units were only issued to certain of the Company’s officers (one of which is also a director of the Company) and are not held by any other person.  However, each holder of a restricted stock unit will nonetheless only receive $4.75 per restricted stock unit (i.e., the same consideration given to holders of IAX common shares).  Under the Arrangement, the Company’s officers and directors will not receive any additional consideration for their IAX common shares vis-à-vis other holders of IAX equity interests.

None of the equity interests in IAX currently owned by the Company’s officers and directors will roll over into equity interests in any of the Kinderhook Entities.  Upon the completion of the Arrangement, certain of the Company’s officers (one of which is also a director of the Company) will receive non-voting incentive equity interests in International Absorbents Holdings, LLC (“Holdings”), the parent of the Acquiror.  However, such incentive equity interests are not being granted in exchange for their existing equity interests in the Company, but rather are being granted to incentivize such person’s performance after the consummation of the Arrangement.  The granting of incentive equity to management is standard practice in order to incentivize future performance and is not related to such person’s support of the Arrangement.

The timing of the negotiations relating to the granting of non-voting incentive equity, the consulting agreement and the amendments to the employment agreements of certain of the Company’s existing officers (as discussed below in Sections II and IV of this Letter) supports the Company’s position that the granting of such non-voting incentive equity interests in Holdings was not a quid pro quo for their support of the Arrangement.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

First, the Company’s officers were not involved in the negotiation of the Arrangement Agreement.  Kinderhook negotiated the Arrangement Agreement with the Special Committee, the standing committee of the IAX board of directors which was comprised entirely of independent directors:  Michael Bentley, its Chairman, Lionel Dodd, Daniel Whittle and John Sutherland.  The SpecialCommittee was formed in January 2007 to consider, among other things, alternatives to the public listing of IAX.  The Special Committee, with advice from Capital West Partners, its financial advisor, selected Kinderhook as the preferred bidder in an auction to sell the Company and directly negotiated the terms and conditions of the Arrangement Agreement on behalf of the Company’s shareholders.  The Special Committee then recommended the Arrangement Agreement to the Company’s board of directors, which approved the Arrangement with Gordon Ellis, the only member of the Company’s management represented on its board of directors, abstaining.  The Company’s officers were not involved in, and their support was not relevant to, the negotiation of the Arrangement Agreement.

Second, the timing of the negotiations is also important.  By December 2, 2009, Kinderhook and the Special Committee substantially completed all negotiations with respect to the Arrangement Agreement.  Although Kinderhook circulated non-binding and preliminary term sheets to certain of the Company’s officers in late November 2009, Kinderhook did not provide an initial draft of the documents relating to such incentive equity interests or the proposed amendments to the employment agreements until December 4, 2009.  Furthermore, the negotiations of such documents only occurred after negotiations regarding the Arrangement Agreement were substantially complete.

In conclusion, the Company’s officers and directors will receive cash consideration in exchange for their existing equity interests in the Company on the same terms and conditions as the other shareholders of the Company.  The non-voting incentive equity interests in Holdings that will be granted after the completion of the Arrangement to certain of the Company’s officers are not a rollover of any existing equity interests held by such officers but rather will be granted to incentivize future performance.  The Company’s officers will not receive such incentive equity in consideration for their support of the Arrangement.  The Company’s officers did not participate in the negotiation of the Arrangement Agreement, and the terms of their incentive equity and employment arrangements were negotiated after the Arrangement Agreement had been substantially negotiated by the Special Committee and Kinderhook.

II.      AMENDMENT OF MANAGEMENT EMPLOYMENT AGREEMENTS

SEC Comment

You state that each employment agreement will be amended such that the agreements are in fact less favorable to the officers.  Please explain to us specifically how the agreements will be less favorable, what the officers are forfeiting, and when the amendments to the agreement were negotiated in relation to the negotiation of the merger agreement.  In doing so, please explain in detail how the scope of the definitions of termination for “cause” and constructive dismissal for “good reason” will be narrowed.  In addition, please tell us whether the existing employment agreements include non-competition, non-solicitation and cooperation obligations.  Finally, please tell us whether the existing agreements require a change-of-control payment and, if so, describe the terms of the payment.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

Company Response

Generally, upon the completion of the Arrangement, each of the Company’s existing contracts (including the existing employment agreements with the Company’s officers) will be assumed by the Acquiror or its affiliates, unless the parties thereto otherwise agree.  Each of the Company’s four executive officers currently has an employment agreement in effect with the Company or its affiliates.  However, in connection with the Arrangement, (i) each of Douglas Ellis, David Thompson and Shawn Dooley (together, the “Amending Officers”) has agreed to amend his existing employment agreement (the “Existing Employment Agreements”) effective as of the completion of the Arrangement (together, the “Proposed Amendments”) and (ii) Gordon Ellis has agreed to terminate his employment agreement with the Company effective as of the completion of the Arrangement and accept a more limited role as a consultant (as discussed below in Section IV of this Letter).  As discussed below, the Proposed Amendments to the Amending Officers’ employment agreements are less favorable to such officers than their Existing Employment Agreements, which further supports the Company’s position that Rule 13e-3 does not apply to the Arrangement.

In addition, as discussed in Section I of this Letter, the negotiation process between Kinderhook and the Amending Officers regarding the Proposed Amendments supports the Company’s position that the Proposed Amendments were not a quid pro quo for the Amending Officers’ approval of the Arrangement Agreement.  The Amending Officers did not participate in the negotiations of the Arrangement Agreement and the negotiations regarding the Proposed Amendments took place after negotiations regarding the Arrangement Agreement between the Special Committee and Kinderhook were substantially complete.

A.	Expanding the Scope of the Definition of Termination for “Cause”

The Proposed Amendments will expand the grounds under which an Amending Officer may be terminated for “cause.”  Accordingly, following completion of the Arrangement, it will be more likely that the employment of an Amending Officer may be terminated for “cause” and that such termination will not require the payment of any severance to such Amending Officer.  The Existing Employment Agreements contain the following definition of termination for “cause”:

As used herein, the term “cause” shall mean that the Executive shall have (i) in the reasonable judgment of the Board of Directors committed a criminal act or an act of fraud, embezzlement, breach of trust or other act of gross misconduct, (ii) willfully violated written corporate policy or rules of the Company, or (iii) in the reasonable judgment of the Board of Directors, willfully refused to follow the reasonable written directions given by the Board of Directors from time to time or breached any covenant or obligation under this Agreement or other agreement with the Company or (iv) has acted in such a manner that his actions constitute gross dereliction of his duties as set out by the Company from time to time. 1

The Proposed Amendments will replace this definition in its entirety with the following expanded definition of termination for “cause”:

        ______________

1 All capitalized terms used but not defined in this paragraph shall have the meaning given to them in the Existing Employment Agreements.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

For purposes of this Agreement, “Cause” shall mean that Executive shall have, in the reasonable judgment of the Board of Directors (i) committed a criminal act or an act of fraud, embezzlement, breach of trust or other act of gross misconduct or crime of moral turpitude, whether or not committed in the course of performing the Services; (ii) been disloyal or deliberately dishonest or shall have breached his fiduciary duty to the Company; (iii) taken actions with the knowledge that such actions are reasonably likely to cause material harm or injury to the business, operations, financial condition, properties, assets, prospects, value or reputation of the Company; (iv) committed an act in deliberate disregard of the rules or policies of the Company which results in a material loss, damage or injury to the Company or adversely affects the business activities, financial condition, prospects, reputation, goodwill or image of the Company; (v) willfully disregarded the lawful and reasonable directives of the Board of Directors clearly communicated to Executive; or (vi) acted with gross negligence or willful misconduct with respect to the Company. 2

By expanding the grounds upon which the Amending Officers may be terminated for “cause,” the Proposed Amendments reduce the likelihood that the Amending Officers will be entitled to payment of severance if their employment is terminated and are therefore less favorable to each of the Amending Officers.

B.	Narrowing the Scope of the Definition of Constructive Termination for “Good Reason”

Both the Existing Employment Agreements and the Proposed Amendments entitle each Amending Officer to severance payments, in the same manner as if he was terminated without “cause,” if such Amending Officer resigns for “good reason” within 12 months following a change-of-control.  The Existing Employment Agreements define “good reason” as follows:

[T]he term “Good Reason” shall mean a constructive dismissal as evidenced by any of the following actions or events: (a) the Company or its successor requires Executive to relocate to a worksite that is more than thirty (30) miles from the location where Executive previously performed the majority of his/her services; (b) the Company or its successor materially reduces Executive’s base compensation; (c) the Company or its successor materially reduces the Executive’s authority, duties or responsibilities; (d) the Company or its successor materially reduces the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report; (e) the Company or its successor materially reduces the budget over which the Executive retains authority; or (f) the Company or its successor takes any other action or inaction that constitutes a material breach of this Agreement.3

    The Proposed Amendments will replace this definition in its entirety with the following narrower definition of “good reason”:

        ______________

2 All capitalized terms used but not defined in this paragraph shall have the meaning given to them in the Proposed Amendments.

3 All capitalized terms used but not defined in this paragraph shall have the meaning given to them in the Existing Employment Agreements.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

[T]he term "Good Reason" shall mean a constructive dismissal of Executive as evidenced by any of the following actions or events: (a) the Company requires Executive to relocate to a worksite that is more than thirty (30) miles from the location where Executive previously performed the majority of his services; or (b) the Company materially reduces Executive's Monthly Base Salary.4

By narrowing the grounds upon which an Amending Officer may be able to claim constructive dismissal for “good reason,” the Proposed Amendments reduce the likelihood that such Amending Officer will be entitled to payment of severance following a change-of-control and are therefore less favorable to such Amending Officer.

C.	Expanding the Executives’ Non-Competition and Non-Solicitation Obligations

The Existing Employment Agreements do not contain non-solicitation restrictions but do contain the following limited non-competition restrictions:

The Executive agrees that during the term of this Agreement, he will not, directly or indirectly, assist or encourage any other person in carrying out, directly or indirectly, any activity that would be prohibited by the [confidentiality restrictions under this Agreement], if such activity were carried out by the Executive, either directly or indirectly, and in particular the Executive agrees that he will not, directly or indirectly, induce any employee of the Company to carry out, directly or indirectly, any such activity.  The Executive agrees not to directly or indirectly or otherwise assist, encourage any person to be involved in any manner to invest or promote any business or activity of a similar nature if the Executive has terminated this Agreement pursuant to Sections 8.1 (disability), 8.4 (resignation) or 8.6 (constructive termination for “good reason”) of this Agreement for a period of one (1) year or for the length of the severance pay, whichever is the longer, from the date of termination.5

The Proposed Amendments will replace the above paragraph with the two sections below, thereby expanding the scope of the Amending Officers’ non-competition obligations (and increasing the duration of such obligations from one year to two years) and imposing non-solicitation restrictions:

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4 All capitalized terms used but not defined in this paragraph shall have the meaning given to them in the Proposed Amendments.

5 All capitalized terms used but not defined in this paragraph shall have the meaning given to them in the Existing Employment Agreements.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

NON-SOLICITATION.  The Executive agrees that during the period beginning on the date hereof and ending on the second anniversary of the termination of this Agreement (the "Non-Solicitation Period"), the Executive shall not directly or indirectly (i) induce or attempt to induce any officer, employee, salesperson, representative or agent of the Company, its subsidiaries or its Affiliates (an "Employee") to leave the employ of the Company, its subsidiaries or its Affiliates, (ii) hire any Employee or any person who was an Employee during the one year period prior to the date hereof or during the Non-Solicitation Period, except such persons whose employment with the Company, its subsidiaries or its Affiliates was terminated by the Company (other than for Cause) at least one year prior to date of hiring; provided, that nothing in this Section 7.1(ii) shall prohibit any entity or organization that employs Executive from hiring any Employee or any person who was an Employee, but only to the extent that Executive is not in any way involved or consulted in the solicitation, recruitment or hiring of such Employee, or (iii) in any other way interfere with the relationship between the Company, its subsidiaries or its Affiliates, on the one hand, and any Employee, customer, supplier, or potential customer or supplier of the Company, its subsidiaries or its Affiliates, on the other hand.

NON-COMPETITION.  The Executive agrees that during the period beginning on the date hereof and ending on the second anniversary of the termination of this Agreement (the "Non-Compete Period"), the Executive shall not, without the prior written consent of the Company, directly or indirectly, anywhere in the world (the "Territory") (i) form, acquire, finance, operate, control or otherwise become associated with an enterprise which is substantially the same as, or competitive with, the business of the Company or any of its subsidiaries, as conducted or proposed to be conducted (a "Competing Business") or (ii) for the purpose of conducting or engaging in a Competing Business, call upon, solicit, advise or otherwise do, or attempt to do, business with any clients, suppliers, customers or accounts of the Company, its subsidiaries or its Affiliates. 6

After the employment of an Amending Officer has terminated, the Proposed Amendments will impose greater restrictions on the ability of such Amending Officer to compete with the Company’s business and will further limit the ability of such Amending Officer to use the Company’s proprietary information or to solicit and/or hire employees, all of which is less favorable to the Amending Officers than the terms of their Existing Employment Agreements.

D.	Additional Obligations of Amending Officers

The Proposed Amendments also impose additional limitations and obligations on the Amending Officers, including (i) requiring the Amending Officers to cooperate with the Acquiror and its affiliates in proceedings and investigations during the term of their employment and thereafter and (ii) requiring the Amending Officers to execute a general release of claims prior to receiving any severance benefits.  These amendments are less favorable to the Amending Officers than the terms of their Existing Employment Agreements.  In addition, the Proposed Amendments explicitly limit the ability of the Amending Officers to make certain business decisions relating to the operation of the Company’s business (as set forth in Schedule I hereto) without the approval of the board of directors.  This further supports the Company’s position that the Amending Officers will not be able to control or direct the decision-making of the Acquiror and its affiliates after consummation of the Arrangement.

        ______________

6 All capitalized terms used but not defined in this paragraph shall have the meaning given to them in the Proposed Amendments.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

E.	Change-of-Control Provisions

Under the Existing Employment Agreements, upon the consummation of a change-of-control of IAX, all unvested stock options to purchase IAX common shares held by each Amending Officer shall vest automatically.  However, the Existing Employment Agreements do not entitle the Amending Officers to receive any payments upon a change-of-control.  Rather, the Existing Employment Agreements provide that an Amending Officer may be entitled to severance payment if he resigns for “good reason” within the one-year period following a change-of-control.  As discussed in Section II(B) of this Letter, by narrowing the grounds upon which an Amending Officer may be able to claim constructive dismissal for “good reason,” the Proposed Amendments reduce the likelihood that such Amending Officer will be entitled to payment of severance following a change-of-control.

In conclusion, the Company believes that the Proposed Amendments are less favorable to, and impose greater obligations on, the Amending Officers than if the Acquiror or its affiliates simply assumed the Existing Employment Agreements upon the consummation of the Arrangement.  Moreover, there will be no increase to such Amending Officers’ salaries or bonuses in connection with the Proposed Amendments.

III.           INCENTIVE EQUITY

SEC Comment

Your executive officers will receive incentive equity that is non-voting and subject to performance- and time-based vesting.  Please tell us how long the shares will be non-voting and whether they will be non-voting on all matters.  In addition, please tell us the vesting requirements.

Company Response

Gordon Ellis and each Amending Officer will receive incentive equity issued by Holdings that will be subject to vesting.  Except as required by applicable law, the incentive equity will be non-voting at all times (even after such equity interests, if any, have vested) and will consist of Class B Common Units and/or Class C Common Units.  Assuming that the incentive equity vests in its entirety, the incentive equity granted in the aggregate to Gordon Ellis and the Amending Officers upon the completion of the Arrangement would represent approximately 13% of the outstanding equity of Holdings on a fully diluted basis.

The Class B Common Units are subject to time-based vesting. Although the vesting schedule varies, the Class B Common Units generally vest in equal installments each year beginning on the first anniversary of the date that such Class B Common Units have been granted and fully vest by the fifth anniversary of the date of such grant.  If such officer is terminated without “cause” or resigns for “good reason” or if Holdings is sold prior to such time, then all of the unvested Class B Common Units will automatically vest.  To the extent that any Class B Common Units remain unvested as of the date such officer ceases to provide services to the Acquiror or its affiliates, then such unvested Class B Common Units will be forfeited by such officer.  The Class C Common Units are subject to vesting based on the multiple of invested capital realized by affiliates of the Kinderhook Entities such that the holders thereof will only be entitled to participate in any cash distributions made by Holdings to the extent such performance targets are met.  In general, to the extent that there has not been a sale of Holdings prior to the date an officer ceases to provide services to the Acquiror or its affiliates (or if a sale does not occur within a specified period of time following such termination), then all Class C Common Units will be forfeited by such officer.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

IV.           GORDON ELLIS

SEC Comment

It is currently contemplated that Gordon Ellis will become a member of the board of directors of Acquiror’s parent.  Please tell us when this arrangement was negotiated and its purpose given that Mr. Ellis may be removed at any time.  Also tell us whether his removal would constitute a breach of an agreement to appoint him to the board in the first place.

Company Response

Effective as of the completion of the Arrangement, Gordon Ellis has agreed to terminate his existing employment agreement and accept a consulting services agreement with the Company for a term of three years (the “Consulting Agreement”).  Pursuant to the Consulting Agreement, Gordon Ellis will be appointed to serve on the board of directors of Holdings.  If Holdings terminates the Consulting Agreement without “cause” (as such term is defined in the Consulting Agreement), including by removing Gordon Ellis from Holdings’ board of directors, Holdings is obligated to pay Gordon Ellis a severance of $300,000 less the aggregate amount of all fees paid to Gordon Ellis during the term of the Consulting Agreement.

The purpose of the Consulting Agreement, including Gordon Ellis’s appointment to the board of directors of Holdings, is so that the Company can continue to benefit from Gordon Ellis’s knowledge of the industry, the Company’s business and its customers.  Gordon Ellis’s appointment to the board of directors of Holdings is not being provided in exchange for his support of the Arrangement.  Furthermore, the board of directors of Holdings will have at least five members, and each member is only entitled to one vote.  All decisions by the board of directors of Holdings require the approval of a majority of the members of such board.  Consequently, Gordon Ellis would not be able to control or direct the decision-making of Holdings.

Kinderhook negotiated the Consulting Agreement directly with Gordon Ellis, and such negotiations did not include any discussions of the terms of the Arrangement Agreement or Gordon Ellis’s support thereof.  In fact, the terms of the Consulting Agreement were negotiated after the Arrangement Agreement was in substantially final form.  Moreover, as discussed in Section I above, Gordon Ellis was not a member of the Special Committee that both negotiated the Arrangement Agreement and recommended its approval to the Company’s board of directors, and Gordon Ellis abstained from the vote of the Company’s board of directors to approve the Arrangement.  In addition, the Consulting Agreement is less favorable to Gordon Ellis than his existing employment agreement.  First, Gordon Ellis will no longer serve as President, Chairman and Chief Executive Officer of the Company.  Second, Gordon Ellis will receive a cash consulting fee that is less than the cash compensation he receives pursuant to his existing employment agreement with the Company.  Third, similar to the Proposed Amendments, the Consulting Agreement expands the grounds upon which the Company may terminate Gordon Ellis’s arrangement for “cause.”  Fourth, unlike Gordon Ellis’s existing employment agreement, the Consulting Agreement does not provide for any severance payment upon a change-of-control and does not entitle Gordon Ellis to payment of severance upon his resignation for “good reason.”  Fifth, the Consulting Agreement will subject Gordon Ellis to similar non-competition, non-solicitation and cooperation obligations as described above with respect to the Amending Officers.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

V.      NEGOTIATION OF THE ARRANGEMENT AGREEMENT

SEC Comment

You believe that the negotiation process leading to the signing of the Arrangement agreement demonstrates that the Company’s officers and directors are not on both sides of the transaction.  Please tell us your basis for this apparent legal conclusion.

Company Response

Although certain of the Company’s officers (one of which is also a director of the Company) will be employed or retained by affiliates of the Kinderhook Entities following the Arrangement, the Company does not believe that such persons will be in a position of “control” in the surviving entity which would lead to the characterization of them being on “both sides” of the transaction.  In the Staff’s Compliance and Disclosure Interpretations relating to Rule 13e-3, the Staff notes the following:

An important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).

Based on the facts described in the Preliminary Proxy Statement, in the Company’s letter to the Staff dated March 8, 2010, and in this Letter, the Company believes that the negotiation process, which culminated in the signing of the Arrangement Agreement, demonstrates that the process was an arm’s-length transaction that resulted from a full sale process conducted by an independent special committee of the Company’s board of directors.  Accordingly, the officers and directors of the Company are not on “both sides” of the transaction.  The Company’s officers were not involved in the negotiation of the Arrangement Agreement, and the terms of their incentive equity and their employment and consulting agreements, as applicable, were negotiated after the Special Committee and Kinderhook had substantially completed negotiations of the Arrangement.  In particular, the Company directs the Staff to the description of the background of the Arrangement described under the heading “Background to the Arrangement” beginning on p. 21 of the Preliminary Proxy Statement.

Although certain of the Company’s officers (one of which is also a director of the Company) will receive incentive equity in Holdings (as described above in Section III of this Letter), the Company does not believe that such interests constitute the requisite “control” necessary for the holders thereof to be deemed to be on “both sides” of the transaction. The interests are non-voting and only provide the holders with certain economic rights.  Further, the Existing Employment Agreements will be amended to explicitly limit the ability of the Amending Officers to make certain business decisions relating to the operation of the Company’s business without the approval of the board of directors.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

Finally, as described above in Section IV of this Letter, the anticipated appointment of Gordon Ellis to the board of directors of Holdings will not result in Gordon Ellis being in a position wherein he will be able to direct or cause the direction of Holdings.  The board of directors of Holdings will consist of five members and shall require the approval of a majority of the votes to make any decisions.  Since each member shall be entitled to only one vote, Gordon Ellis would not control Holdings.  In addition, Gordon Ellis may be removed at any time from the board of directors of Holdings at any time for any reason.

The Company believes that if consummated, the Arrangement will result in Kinderhook and its affiliates (which do not include the Company’s officers or directors) being able to exercise control over the successor to the Company.  Consequently, the Company does not believe that Rule 13e-3 applies to the Arrangement.

*           *           *           *           *

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

The Company acknowledges in connection with its response that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Please contact me at (206) 676-7016 if you have any questions regarding this letter.

Very truly yours,

Summit Law Group, PLLC

/s/ Laura Bertin

Laura A. Bertin

Cc:

Gordon L. Ellis, International Absorbents Inc.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

Schedule 1

Actions Requiring Approval of the Board of Directors of Directors7

1.
Except as otherwise set forth herein, selection and removal of, and compensation to be paid to any member of senior management of the Company, any subsidiary of the Company or International Absorbents Holdings, LLC (each, an "Absorbent Company"), and prescription of such powers and duties for them as may not be inconsistent with applicable laws or the limited liability company agreement.

2.	Issuance, sale, exchange, redemption, cancellation or purchase of equity securities or options of any Absorbent Company from time to time.

3.	Declaration of any dividends or distributions with respect to the equity securities of any Absorbent Company.

4.	Adoption of, material amendment of or material deviations from, annual administrative, capital and operating budgets for the Company and its subsidiaries ("Annual Business Plan").

5.
Sale by any Absorbent Company of any real property or other assets which other assets have a net book value or fair market value of more than $25,000, other than sales in the ordinary course of business (such as inventory and exchange of capital equipment) or sales made in accordance with budgets approved pursuant to item 4 above.

6.
Entering into leases affecting the property of any Absorbent Company if the length of the lease is greater than five years and involves payment by any Absorbent Company of more than $100,000, other than leases made in accordance with budgets approved in accordance with item 4 above; or, any commitment, in excess of budgeted levels or unbudgeted, made by any Absorbent Company involving more than $200,000.

7.
Adoption of any unbudgeted annual bonus or long-term compensation plan applicable (cash or stock) to employees of any Absorbent Company and specific approval of payments of cash or options under these plans to any member of senior management of any Absorbent Company.

8.
Any base compensation payable to an employee of any Absorbent Company which exceeds $100,000 for such person on an annual basis, other than compensation paid in accordance with budgets approved (i.e., new hires related to identified open positions) in accordance with item 4 above.

9.
Annual increases in compensation or determination of annual bonus compensation for any member of senior management of any Absorbent Company.  Such increases will all occur at calendar year end and shall be approved after reviewing the written recommendation of the Chief Executive Officer, if any, of the Company.

        ______________

7 All capitalized terms used but not defined in this Schedule shall have the meaning given to them in the Proposed Amendments.

United States Securities and Exchange Commission
Division of Corporation Finance
March 26, 2010

10.	Settlement by any Absorbent Company of any legal claim involving payment or forbearance in excess of $5,000.

11.	Appointment of auditors for any Absorbent Company or any significant change in accounting principles or significant tax elections applicable to any Absorbent Company.

12.
Any contract or other transaction between any Absorbent Company and one or more of its directors, officers or any entity in which such directors and officers have a financial interest (other than their interests in any Absorbent Company).

13.	Material changes in credit agreements or refinancing and the initiation of new loans or collateralized obligations.

14.	Purchase of/agreement to any hedging transactions (currency, interest rate, etc.).

15.	Any voluntary permanent reduction in financing commitments.

16.	Reductions in force (RIF) or plant closings which fall under the "WARN" as defined by law.

17.	Except pursuant to the Annual Business Plan, establishment of any expense accounts and the amounts thereof for any employee of any Absorbent Company.